June 16, 2011

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re: RadiSys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-26844

Dear Ms. Collins:

This letter sets forth the response of RadiSys Corporation (the “Company”) to the Staff's comments to the above-referenced filing received by letter dated June 10, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

1.
You disclose your net loss per share for fiscal 2009 and 2008 excluding the deferred tax valuation allowance charge and goodwill impairment charge, respectively. If you choose to disclose such non-GAAP measures in future filings, confirm that your disclosures will comply with the requirements of Question 102.05 of our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures and Item 10(e) of Regulation S-K. In this regard, non-GAAP per share performance measures should be reconciled to GAAP earnings per share, their usefulness to investors should be disclosed, and the reason in which management uses them should be disclosed.

Response

We confirm that in our future filings we will comply with the requirements of Question 102.05 of the Compliance and Disclosure Interpretations: Non-GAAP Financial Measures and Item 10(e) of Regulation S-K. In addition, if non-GAAP per share performance measures are discussed in our future filings, we will reconcile such measures to GAAP earnings per share and discuss the usefulness of such measures to investors as well as the manner in which management uses such measures.

Liquidity and Capital Resources, page 39

2.
We note from your disclosure on page 78 that the company has indefinitely reinvested $17.1 million of the undistributed earnings from certain foreign subsidiaries. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the U.S. in jurisdictions subject to permanent reinvestment and the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Response

In response to the Staff's comment, we note that as stated in Item 303(a)(1) of Regulation S-K, a company should “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way.” We respectfully submit that our undistributed earnings from our foreign subsidiaries will be invested indefinitely in those jurisdictions where the undistributed earnings were earned. Given our continued growth in foreign jurisdictions, we plan to invest these earnings in organic growth or they may be used by our foreign subsidiaries for future acquisitions. Accordingly, we do not believe it is necessary to disclose the potential tax impact to liquidity associated with the repatriation of undistributed earnings of our foreign subsidiaries as we have no plans or intentions of distributing any of our cumulative earnings to the parent company in the U.S., and as such, there will be no tax impact.

While we do not believe that the amount of cash and investments currently held by our foreign subsidiaries constitutes a known demand, commitment, event or uncertainty, in order to provide enhanced disclosures in our future periodic reports, we intend to disclose under Liquidity and Capital Resources the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries, as follows:

“As of June 30, 2011, the amount of cash and short-term investments held by foreign subsidiaries was $xx million. If these funds are needed for our operations in the U.S., we would be required to accrue U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not require us to repatriate them to fund our U.S. operations. Any repatriation may not result in actual cash payments as the taxable event would likely be offset by the utilization of the then available net operating losses and tax credits.”
_________________

In connection with these responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (503) 615-1281 should you have any questions or comments.

Sincerely,

/s/ Brian Bronson
Brian Bronson
Chief Financial Officer